Russel Metals Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2004

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, including the notes thereto. Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

This management's discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies.  We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.

The measures we use are specifically defined where they are first used in this report.  Generally, we adjust earnings measures to exclude, net of tax, foreign exchange gains or losses, restructuring costs related to the rationalization of acquisitions, debt restructuring costs and discontinued operations.  We have completed several acquisitions in the last four years, which have resulted in restructuring costs for branches that were closed.  These costs have been excluded because they do not impact our ongoing profitability.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc. including our Annual Information Form may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America.  We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors. In 2004, we have renamed our three business segments to utilize names that we feel are more descriptive of the distribution channels that they service.  The operating units within these segments have not changed in the last three years other than as a result of acquisitions.

The unprecedented rate of increase in the price of steel and our acquisition of Acier Leroux in 2003 have been the most significant factors affecting our results for 2004.  We achieved net earnings per share of $3.64 for the year ended December 31, 2004, including net earnings per share of $0.87 in the fourth quarter.

During the first quarter of 2004, our long-term debt was completely refinanced at significantly lower interest rates, fixed for 10 years.  Our capital structure was simplified with the redemption of our preferred shares and the issue of 5,750,000 common shares.

The increase in the price of steel also impacted our balance sheet with significant increases in accounts receivable and inventory, which is discussed in more detail below in the liquidity section.

Summarized Financial Information

The table discloses selected information related to revenue and earning over the last eight quarters.  The quarterly numbers from September 2003 have been restated to reclassify the operations of Poutrelles Delta to discontinued related to the anticipated sale as required.  The increases in revenues and earnings for all four quarters of 2004 relates most significantly to the increases in metal pricing.  The acquisition of Acier Leroux in July 2003 has contributed to a lesser extent.  The revenues and operating earnings of our energy tubular products segment are usually seasonally higher in the first and fourth quarter; however, the appreciation in the price of metal has masked this in 2004.

2004

	Three Months Ended				Year Ended

(in thousands of dollars,
except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$ 512,879	$ 590,000	$ 690,703	$ 625,042	$ 2,418,624
Net earnings
-- continuing operations	25,596	51,362	57,820	45,991	180,769
Net earnings	25,304	50,407	58,605	43,530	177,846

Basic earnings per common share
-- continuing operations	$ 0.54	$ 1.05	$ 1.17	$ 0.92	$ 3.70
Basic earnings per common share	$ 0.53	$ 1.03	$ 1.18	$ 0.87	$ 3.64

Diluted earnings per common share
-- continuing operations	$ 0.53	$ 1.01	$ 1.14	$ 0.91	$ 3.62
Diluted earnings per common share	$ 0.52	$ 1.00	$ 1.16	$ 0.86	$ 3.56

2003

	Three Months Ended				Year Ended

(in thousands of dollars,
except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$ 367,021	$ 339,756	$ 389,518	$ 410,688	$ 1,506,983
Net earnings
-- continuing operations	3,539	3,522	4,198	8,000	19,259
Net earnings	3,539	3,522	3,607	7,831	18,499

Basic earnings per common share
-- continuing operations	$ 0.08	$ 0.08	$ 0.09	$ 0.18	$ 0.42
Basic earnings per common share	$ 0.08	$ 0.08	$ 0.07	$ 0.17	$ 0.41
Diluted earnings per common share
-- continuing operations	$ 0.07	$ 0.07	$ 0.09	$ 0.17	$ 0.42
Diluted earnings per common share	$ 0.07	$ 0.07	$ 0.07	$ 0.17	$ 0.39

Results of Operations

The following table provides segment operating profits from continuing operations, which excludes interest expense and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown.  The table shows the segments as they are reported to management, and they are consistent with the segmented reporting in note 12 to our audited consolidated financial statements.

				2004	2003
				Change	Change
(in thousands of dollars,				as a %	as a %
except percentages)	2004	2003	2002	of 2003	of 2002

Segment Revenues
Metals service centers	$ 1,538,170	$ 912,671	$ 750,878	69%	22%
Energy tubular products	395,296	297,532	289,623	33%	3%
Steel distributors	471,205	283,579	348,055	66%	(19%)
Other	13,953	13,201	14,719	6%	(10%)

	$ 2,418,624	$ 1,506,983	$ 1,403,275	60%	7%

Segment Operating Profits
Metals service centers	$ 209,850	$ 37,832	$ 31,516	455%	20%
Energy tubular products	47,200	13,764	13,612	243%	1%
Steel distributors	78,189	13,380	28,090	484%	(52%)
Other	4,565	4,002	5,732	14%	(30%)
Corporate expenses	(16,256)	(8,018)	(8,539)	(103%)	6%

Operating profits from continuing operations	$ 323,548	$ 60,960	$ 70,411	431%	(13%)

Segment Gross Margin as a % of Revenues
Metals service centers	30.9%	26.3%	26.8%
Energy tubular products	19.6%	11.6%	13.1%
Steel distributors	23.5%	10.8%	14.3%
Total operations	27.8%	20.8%	21.3%

Segment Operating Profits
as a % of Revenues
Metals service centers	13.6%	4.1%	4.2%
Energy tubular products	11.9%	4.6%	4.7%
Steel distributors	16.6%	4.7%	8.1%

Total operations	13.4%	4.0%	5.0%

Metals service centers

a)                     Description of operations

We provide processing and distribution services to a broad base of more than 18,000 end users through a network of 57 Canadian locations.  In addition, we have 4 U.S. locations.  Our metals service centers carry a broad line of products in a wide range of sizes; shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications. We service all major geographic regions of Canada and the Midwest region in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Ennisteel, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux, and Vantage Laser.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

On July 3, 2003, we completed our acquisition of Acier Leroux inc. Acier Leroux was a publicly traded TSX company with sales of approximately $471 million for the year prior to the acquisition date.  Sales from Acier Leroux's Canadian operations for such period were approximately $401 million.  The balance of the revenue was from its U.S. operations, which we immediately discontinued.  During the second quarter of 2004, we finalized the purchase price equation resulting in goodwill of $7.8 million.

Our metals service centers results for 2003 include Acier Leroux results for the period from July 3, 2003 to December 31, 2003.  The U.S. operations of Acier Leroux, consisting of one small location that we sold in the third quarter of 2004, and the operations of Poutrelles Delta were reclassified and are reported as discontinued operations and thus are not included in the metals service centers segment.

b)                     Factors affecting results

The following is a general discussion of the significant factors affecting metals service centers results.  More specific information on how these factors impacted 2004, 2003 and 2002 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions and by product availability.  Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affects product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  We are most impacted by the manufacturing, resource and construction segments of the Canadian economy.  Demand has been very stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions.  We have operations in all regions of Canada and believe that we have a national market share of approximately 24%.  This large market share and our diverse customer base of approximately 18,000 customers mean our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c)                     Metals service centers segment results -- 2004 compared to 2003

Revenue for 2004 increased $625 million due to the acquisition of Acier Leroux and the increased price of steel compared to the year ended December 31, 2003.  We have fully merged the operations of Acier Leroux with that of our service centers and thus the impact of the acquisition on revenues can only be estimated.  We estimate, before giving effect to the impact of increases in steel prices, that approximately a quarter of the revenue increase for the year ended December 31, 2004 related to the acquisition of Acier Leroux.  Gross margin percentages and segment operating profits as a percentage of revenue for the Acier Leroux operations are similar to that of our other service center operations and have increased by the same amount.  Increases in selling prices account for the balance of the increased revenue in 2004.  The selling price increases have occurred across all regions and product lines.  The Williams Bahcall operations, which had lost money for a number of years, had a very profitable year driven by the price of metal.

In January 2004, steel mills initiated raw material surcharges due to the sharp price increases in scrap metal and other input costs that have caused the price of steel to increase substantially.  These charges, which are being applied to all of the service center carbon steel products, increased from approximately $25 to $30 per ton in January 2004 to an original peak of approximately $140 per ton on average in April 2004.  Although surcharges came down from April 2004 to July 2004, prices did not drop as a number of the mills increased the base price of steel by at least the amount of the drop in the surcharge. The surcharge subsequently increased with a new high of approximately $190 per ton in September 2004.  This level has been maintained throughout most of the fourth quarter of 2004.  Based on our mix of products, the average cost of metal received, including surcharges, has increased approximately 56% from January 2004 to December 2004.  The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period.  The average cost of goods received during the fourth quarter of 2004 was relatively stable.

The service center segment has the centralized information systems necessary to manage change in the volatile steel sector.  Its focus is on inventory management and gross margin generation.  Rising steel prices create inventory holding gains, as demonstrated in the first three quarters of 2004, and declining prices would result in inventory holding losses.  The majority of our inventories are accounted for using average cost.  We have estimated that our operating profit for 2004 includes a before tax inventory holding gain of approximately $63 million.  This holding gain occurred during the first nine months of 2004 and is an estimate based on the best information available.  The selling price and material purchase cost was much more stable over the last three months of 2004.  We are unable to quantify with precision these inventory holding gains or losses due to the complexity of our over 60 service center locations, which buy and sell over 14,000 different SKU's.

We estimate that the average selling price per ton, for our product mix in the service center segment, has increased approximately 43% for 2004 compared to 2003.  The increases in each quarter during 2004 compared to the prior quarter were first quarter 17%, second quarter 19%, third quarter 12% and fourth quarter 4%.  The average selling price increase is consistent with the increase in the cost of metal.

Based on a comparison of inventory at December 31, 2004 to inventory at December 31, 2003, the average cost per ton of inventory on hand has increased approximately 69%.  Based on announced steel prices for raw material surcharges and the base price of steel, we anticipate the cost for inventory purchases to remain at the levels experienced in the fourth quarter of 2004 during the first quarter of 2005.

For 2003 and 2004, demand, based on tons sold, excluding the Acier Leroux acquisition, has been surprisingly stable given the increase in selling price and the stronger Canadian dollar.

We caution readers that the recent trend of large increases in the price of steel has the potential to end with a sudden drop in prices.  We may incur material inventory holding losses or inventory write-downs to estimated market value if the decline is rapid and steep.  At this time, we have neither an indication when a decline could occur nor how sharp the decline could be.  We believe our conservative inventory management approach will enable us to minimize the impact of a swift price decline.  The price increases have resulted in improved operating results for all regions of Canada and United States and a drop in selling price will similarly impact all of the service center operations.

The average revenue per invoice for 2004 was approximately $1,866 compared to the average for the 2003 year of approximately $989.  A significant portion of service center operating expense per order is fixed, and thus operating expense as a percentage of revenue improves with higher revenues per order.

The change in the Canadian dollar versus the U.S. dollar is not a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the location in Canada.  We have not noticed a material impact on the purchasing decisions of our customers as a result of the stronger Canadian dollar, which should have made Canadian manufactured products less competitive in the United States, Canada's largest trading partner.

Operating expenses in the service center segment have increased significantly primarily as a result of the Acier Leroux acquisition.  In addition, we have a pay for performance program, which covers a large portion of our employees.  Provisions for incentive payouts, based on the higher level of profits, have increased operating expenses.  Operating expenses as a percentage of revenues have improved as the higher revenues more than offset the higher expenses.

Service center operating profits for 2004 increased $172 million or 455% compared to 2003.

d)                     Metals service centers segment results-- 2003 compared to 2002

Revenues for 2003 increased 22% due to the acquisition of Acier Leroux in July 2003.  Revenues from operations, excluding Acier Leroux, were approximately the same as 2002. Excluding Acier Leroux, the tons and selling prices in 2003 approximated the same levels as 2002.  Alberta and British Columbia experienced higher volume due to increased activity related to the oil and gas industries and a slight pickup in the pulp and paper industry in British Columbia.  Ontario flat rolled operations had lower volume due to relocation of the facility, whereas the tons in other regions in 2003 were comparable to 2002.  Williams Bahcall volumes were higher due to the Williams acquisition, but the operation was unprofitable due to generally weak customer demand in the Wisconsin region.  Gross margins decreased slightly from 26.8% in 2002 to 26.3% in 2003.

Service center operating profits in 2003 increased $6.3 million or 20% compared to 2002.  The increase was a result of the acquisition of Acier Leroux partially offset by lower operating profits in certain of the remaining operations.  The lower operating profits in all regions, excluding Acier Leroux, in 2003 resulted from the gross margin decline.  Operating expenses in the operations, excluding Acier Leroux, were reduced $1.5 million in 2003.

Operating profits as a percentage of revenue in 2003 were 4.1% compared to 4.2% in 2002.  In the first half of 2003, prior to the acquisition, the service center operating profits as a percentage of revenues were 3.5%.  In the second half of 2003 after the acquisition, service center operating profits as a percentage of revenues improved to 4.5% due to the acquisition and improved conditions across Canada.  In the second half of 2003, revenues were up 39% compared to the first half of 2003 as a result of the acquisition.

Energy Tubular Products

a)                     Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.  We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills. The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations.  More specific information on how these factors impacted 2004, 2003 and 2002 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand.  Oil and gas pricing has been relatively high from 2001 to 2004, although drilling activity was slow to reach levels associated with this pricing.  The higher expected activity was reached during the second half of 2003 and has continued in 2004.

Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  Rising metal prices in 2004 have been more of a factor in higher earnings; however, the appreciation of the Canadian dollar has also contributed to earnings.

Pricing is influenced by overall demand, trade sanctions and by product availability.  Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.  Trade sanctions have not been a factor for pipe products in the last three years.

c)                     Energy tubular products segment results --2004 compared to 2003

Revenues increased 33% in 2004 compared to 2003.  Stable oil and gas pricing and more rig activity during 2004 compared to 2003 have resulted in some volume increases for the OCTG operations in Western Canada and the Western United States.  Increasing prices resulted in higher revenues and the realization of some inventory holding gains.  Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector and is heavily involved in project business, had volumes at similar levels to 2003 as there were no large projects during 2004.  Revenues and operating profits have increased with the higher metal pricing.  The segment gross margins as a percentage of revenues were 19.6% for 2004 compared to 11.6% for 2003 due mainly to stronger demand and pricing.

Operating profits increased by $33 million or 243% in 2004, compared to 2003.  The increase is due to higher volumes in the OCTG operations and strong margins.

d)                     Energy tubular products segment results -- 2003 compared to 2002

Energy sector revenues increased 3% for 2003 compared to 2002.  Stable oil and gas pricing and more rig activity in 2003 compared to 2002 resulted in some volume increases for the oil country tubular goods operations in Western Canada.  Comco Pipe had decreased revenue of 25% in 2003 compared to 2002.  Comco had significant revenues from large projects during 2002 that did not continue into 2003. Comco's revenues for 2003 were comparable to 2001.

Energy sector operating profits increased by 1% in 2003, compared to 2002.  The increase related to higher volumes in the OCTG operations in Western Canada.  The increased volumes in the OCTG operations offset the lower volumes and profitability in Comco operations due to lower project business.

Steel distributors

a)                     Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an 'as is' basis.  Our steel distributors source their steel domestically and off shore.  The international presence provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.  Arrow Steel, a division of Sunbelt Group, processes coils.

b)                     Factors affecting results

This section discusses the general factors affecting our steel distributors.  More specific information on how these factors impacted 2004, 2003 and 2002 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.  Mill capacity by product line in North America and international supply and demand, impacts steel imports and significantly affects product availability.

The large demand for steel and scrap steel in China has been a significant factor in the price of steel and the availability of imports to North America.  In addition, this opened up availability of sources within North America, which our steel distributors were able to source and sell to their customer base.

Movement in the U.S. dollar has some affect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars.  Steel is predominately transacted in U.S. dollars and the Canadian price is adjusted accordingly by the Canadian mills.  The effect of the strengthening of the Canadian dollar was offset by rising metal prices.

c)                     Steel distributors segment --2004 compared to 2003

Steel distributors revenues increased 66% in 2004 compared to 2003 due mainly to higher selling prices and demand for import product due to lack of availability of certain products in North America.  In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the lower U.S. dollar compared to other currencies.  During the remainder of 2004, the steel distributors operations realized selling prices above average due to continuous price increases for their products during the year.  This resulted in inventory holding gains on inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills.  The gross margin achieved in the year continues to be higher than we have previously experienced in the steel distributors segment due to the rapid increase in the price of steel in North America and tight supply of certain products; however, it has declined during the last two quarters of 2004.

Operating expenses have increased due to expenses related to highly variable compensation plans driven by operating profits.

d)                     Steel distributors segment results-- 2003 compared to 2002

Steel distributors revenues decreased 19% in 2003 compared to 2002.  Selling prices in 2003 had decreased compared to the high selling prices experienced in 2002.  Lack of product availability due to high demand in the Far East, uncertainty due to Canadian trade actions, increased production by North American producers and the weaker U.S. dollar contributed to the reduced revenue and gross margin in 2003 compared to 2002. Gross margin as a percent of revenue was 10.8% for 2003.  The high margins experienced in 2002 were directly related to U.S. trade actions, which artificially induced mill price increases on flat rolled steel. In addition in 2002, lack of product from North American suppliers, who had temporarily banked their steel-making, resulted in higher selling prices and margins for inventory on hand.

Steel distributors operating profits decreased by 52% in 2003 compared to 2002.  Lower demand and the lower margins both contributed to this decrease.  The reduced revenues and gross margins resulted in operating profit as a percentage of revenue decreasing from 8.1% for 2002 to 4.7% for 2003.

Other--2004 compared to 2003

Other revenue and income includes the results of our coal handling terminal in Thunder Bay, Ontario.  Revenue in 2004 was higher than 2003 due to a favorable product mix.  The higher volumes resulted in higher earnings from operations.

Corporate -- 2004 compared to 2003

The majority of the corporate expense increase reflects accruals for corporate incentive plans and the expensing of stock options.  In addition during 2004, we developed a team to address the Sarbanes-Oxley and OSC regulation internal control certification requirements. This work is well under way and will result in increased corporate audit and Sarbanes Oxley employee expenses during 2005.

Consolidated Results --2004 compared to 2003 and 2002

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes.  Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

(in thousands of dollars except per share data)	2004	2003	2002

Operating profits from continuing operations	$ 323,548	$ 60,960	$ 70,411
Interest expense	(20,024)	(22,723)	(20,324)
Income tax expense on above	(110,495)	(14,570)	(19,340)
Income tax rate adjustment	-	(900)	-

Earnings from continuing operations
before other costs	193,029	22,767	30,747

Other costs
Restructuring costs	(3,632)	(3,583)	(2,749)
Debt restructuring costs	(13,718)	-	-
Goodwill impairment	-	(2,410)	-
Foreign exchange gain	-	348	261
Income taxes recoverable on other costs	5,090	2,137	977

	(12,260)	(3,508)	(1,511)

Earnings from continuing operations	180,769	19,259	29,236
Loss from discontinued operations	(2,923)	(760)	-

Net earnings	$ 177,846	$ 18,499	$ 29,236

Basic earnings per common share from
continuing operations before other costs	$ 3.95	$ 0.51	$ 0.75

Basic earnings per common share from
continuing operations	$ 3.70	$ 0.42	$ 0.71

Basic earnings per common share	$ 3.64	$ 0.41	$ 0.71

Operating profits from continuing operations before other costs were $323.5 million for 2004, compared to $61.0 million for 2003.  The sharp increase in metal prices was the most significant contributor to this increase.  Consolidated revenues increased to $2,418.6 million due to the increase in metal prices and the acquisition of Acier Leroux in July 2003.

Operating profits from continuing operations before other costs were $61.0 million in 2003, compared to $70.4 million for 2002. A significant operating profit decline in the steel distributors segment was offset by an increase in metals service centers operating profit due to the acquisition of Acier Leroux.  Consolidated revenues increased by 7%, to $1,507.0 million, in 2003 compared to 2002.  The revenue increase relates to the acquisition of Acier Leroux.

Interest Expense and Debt Restructuring Costs

During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduce the interest costs for future periods.  During the fourth quarter of 2004, we finalized a new three year bank facility.

We issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt was redeemed.  We also entered into fixed interest cross currency swaps on US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure on the unhedged US$100 million of the Senior Notes.

After completing the redemption of the remaining 10% Senior Notes on June 1, 2004, we estimate our quarterly interest cost of long-term debt to be $3.9 million.  This interest expense includes a 60% component, which has been fixed in Canadian dollar terms by the swap, and a 40% component that will float with the average exchange rate in the quarter.  The $3.9 million estimate is based on an average exchange rate of $1.26 per US$1.00.  The currency swaps result in an interest cost of $0.3 million per quarter, which is included in the estimated interest expense of $3.9 million.

The following table shows the components of interest expense.  The preferred share dividends are noted below as the preferred shares were replaced with interest bearing debt during the first quarter of 2004.  The reduction in interest expense looks more significant considering the related reduction in preferred share dividends.

(in thousands of dollars)	2004	2003	2002

Interest on long-term debt
6.375% Senior Notes	$ 13,496	$ -	$ -
10% Senior Notes	2,936	16,439	18,150
8% Convertible Debentures	557	2,400	2,400

	16,989	18,839	20,550
Other interest (income)	3,035	3,884	(226)

Total interest	$ 20,024	$ 22,723	$ 20,324

Preferred share dividends	$ 611	$ 2,250	$ 2,250

On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit.  The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes were redeemed on June 1, 2004 at US$1,050 per US$1,000 unit.  The US$50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004.  The remaining deferred costs of $0.5 million related to the previous bank facility were charged to debt redemption costs in the fourth quarter of 2004.

Consolidated interest expense in 2003 increased $2.4 million to $22.7 million compared to 2002. This was due to higher short-term debt outstanding related to the acquisition of Acier Leroux partially offset by lower exchange rates on U.S. denominated long-term debt in 2003 compared to 2002.

Restructuring Costs

The rationalization of duplicate Acier Leroux and Russel Metals operations in Eastern Canada has impacted certain Russel Metals locations.  Russel Metals' locations incurred restructuring costs related to plant closures, employee severances and inventory moves.  Generally accepted accounting principles in Canada and the U.S. require that these charges be included in the income statement in the period that they occur.  Rationalization costs related to the Acier Leroux facilities have been included in goodwill as part of the purchase price equation.  During 2004, we recorded a charge of $3.6 million mainly related to restructuring at the Russel Metals Ontario locations and the carrying costs of the vacant Lachine, Quebec facility.  The restructuring charges are substantially complete; however, we anticipate operating costs related to the facility held for sale and a potential gain on the sale of the Lachine property.

In 2003, we recorded a restructuring charge of $3.6 million mainly related to employee severances and pension and benefits for the closure of our Lachine location at the end of 2003.  Employee-related charges for Ontario and Atlantic region restructuring were also recorded during the six months from July to December 2003.

In September 2002, we acquired the Williams Steel operation in Milwaukee, Wisconsin.  Prior to 2004, economic conditions in the Wisconsin region resulted in significant deterioration in the Williams Bahcall customer base.  As this operation was unprofitable and did not project a significant improvement over the forecast period, we determined that goodwill of $2.4 million related to this acquisition was impaired.  The goodwill related to Williams Bahcall was reduced to zero in the fourth quarter of 2003.

Income Taxes

Income taxes for 2004 were $105.4 million compared to $13.3 million in 2003.  The increase relates to higher earnings.

The income tax rate of 36.8 % for 2004 was slightly higher than the average combined statutory rate.  The income tax rate on earnings from continuing operations was 36.4%, which is in line with the average combined statutory rate.  The tax recovery on other costs was at a rate of 27.6 % due to the non-deductibility for tax purposes of certain items.

Income taxes for 2003 were $13.3 million compared to $18.4 million in 2002 due to lower earnings.  The income tax expense for 2003 includes $0.9 million recorded in the fourth quarter of 2003 relating to an Ontario tax rate adjustment enacted, which reversed tax rate declines previously enacted for the years subsequent to 2003.  The $0.9 million additional expense represents the difference in rates applied to future tax liabilities.

Earnings

Earnings from continuing operations for 2004 were $180.8 million compared to $19.3 million for 2003.  Basic earnings per common share from continuing operations for 2004 were $3.70 compared to $0.42 for 2003 and $0.71 in 2002.

Earnings in 2004 were significantly higher than prior years due to increased metal pricing.  These earnings include inventory holdings gains, which will not be repeated in 2005.  The price of steel during 2005 will be a significant factor in our results.

Net loss from discontinued operations was $2.9 million for 2004.  During 2004, we recorded a provision of $3.2 million, net of income taxes, related to lease obligations under a long-term lease from an operation discontinued in 1995 and environmental cleanup costs.  The property has been vacant for the last year and we have been unsuccessful in finding a new tenant; thus, the provision previously provided under discontinued operations was not sufficient to cover the remaining lease obligations.  We continue to honor our obligations for environmental cleanup at properties utilized by operations disposed in the early 1990's.  The U.S. operations of Acier Leroux made $0.3 million during 2004.  We sold the operation in Plattsburgh, New York in the third quarter of 2004.  In December 2004, we received a letter from the minority shareholder of our Poutrelles Delta business indicating that it would exercise its right, under an existing shareholders' agreement, to purchase the business from us.  The transaction closed February 23, 2005.  Based on this information, we reclassified the income statement from July 3, 2003 to December 31, 2004 and the balance sheet for December 31, 2004 to discontinued operations.  The net earnings of Poutrelles Delta of $0.6 million were offset by a loss to write it down to fair value of $0.6 million.

Net loss from discontinued operations was $0.8 million for 2003.  The loss related to the U.S. operations of Acier Leroux.  We announced we would discontinue the U.S. operations of Acier Leroux at the time we made our offer to purchase Acier Leroux.  In October 2003, an assignment of our interest in the Acier Leroux U.S. joint venture to an unrelated party was completed.  All U.S. branches except Plattsburgh, New York were closed in 2003.

Shares Outstanding and Dividends

The weighted average number of common shares outstanding for 2004 was 48,671,915 compared to 40,021,479 for 2003.  The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised during 2004.  The number of common shares outstanding at December 31, 2004 was 49,887,659.

The weighted average number of common shares outstanding for 2003 was 40,021,479 compared to 38,024,034 for 2002.  The increase related to the common shares issued on the acquisition of Acier Leroux and stock options exercised in 2003.  The number of common shares outstanding at December 31, 2003 was 43,023,342.

The significant increase in our stock price during the last two years resulted in employees exercising stock options to acquire 1,114,317 common shares in 2004 and 1,419,567 common shares in 2003.  We have returned a portion of our earnings to our common shareholders over the last three years by paying common share dividends of $25.0 million in 2004, $11.6 million in 2003 and $6.5 million in 2002.

As at February 24, 2005, we had 49,889,159 common shares outstanding.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

(in thousands of dollars)	2004	2003	2002

Earnings from continuing operations	$ 180,769	$ 19,259	$ 29,236
Income taxes	105,405	13,333	18,363
Interest expense - net	20,024	22,723	20,324

Earnings before interest and income
taxes (EBIT)	306,198	55,315	67,923

Depreciation and amortization	18,608	16,335	15,192

Earnings before interest, income taxes,
depreciation and amortization (EBITDA)	324,806	71,650	83,115
Debt restructuring costs	13,718	-	-
Restructuring costs	3,632	3,583	2,749
Goodwill impairment	-	2,410	-
Foreign exchange gain	-	(348)	(261)

Adjusted EBITDA	$ 342,156	$ 77,295	$ 85,603

We believe that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

Adjusted EBITDA to Interest Expense Ratio

	2004	2003	2002

EBITDA	$ 324,806	$ 71,650	$ 83,115
Adjusted EBITDA	342,156	77,295	85,603
Interest expense	20,024	22,723	20,324
EBITDA to interest expense	16.2x	3.2x	4.1x
Adjusted EBITDA to interest expense	17.1x	3.4x	4.2x

The EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.  These measures are routinely used by debt analysts and debt rating agencies to evaluate companies.

Accounting Policies and Estimates

a)                      Change in Accounting Policies

During 2004, we adopted the following policies:

We adopted the new accounting guideline, AcG-13, Hedging Relationships.  This guideline sets out the requirements for the identification, designation, documentation and assessment of effectiveness of hedging relationships for the purpose of applying hedge accounting.  We have applied this standard to the fixed interest cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of our US$175 million Senior Notes.  In addition, this standard has been applied to our other hedging relationships.  We chose to purchase fixed interest cross currency swaps to reduce our exposure to foreign exchange fluctuations in the income statement.  The adoption of this standard and application of hedge accounting allows us to show the swaps on the balance sheet.

We prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles.   This standard establishes what constitutes Canadian generally accepted accounting principals and provides guidance on the GAAP hierarchy.  We will follow the Canadian pronouncements for accounting treatment and if nothing has been released on a specified area, we will follow information published in the U.S. standards if applicable.

We adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement cost.  Our subsidiary, Thunder Bay Terminals Ltd., has certain significant asset retirement obligations relating to its land lease for its terminal operations.  The landlord has the option to retain the facilities or to require us to remove them.  In addition, we have an obligation to remove equipment at six of our metals service center operations.  At December 31, 2004, the discounted probability-weighted cost of removal, calculated as required by the standard, is $106,000.

We prospectively adopted the new accounting guideline AcG-15, Variable Interest Entities.  This standard required us to review our contracts and ownership interest for returns or losses where control may exist through other arrangements than voting ownership.  The adoption of this standard did not require us to change our consolidated financial statements.

b)                      Other

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  We review our inventory for obsolescence and to ensure that the cost of inventory is not in excess of its estimated market value.  Inventory reserves or write-downs are recorded, when cost exceeds the market value.

Capital Expenditures

Capital expenditures in 2004 were $25.4 million compared to $34.9 million in 2003.  Approximately $9.7 million of these expenditures in 2004 were for the completion of the new B&T Steel facility and the restructuring of facilities related to the integration of Russel Metals and Acier Leroux operations.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems.  Our expectation is for capital expenditures to be at levels similar to depreciation expense over a period of years.

Depreciation expense was $17.3 million in 2004 and $15.1 million in 2003.  The increase in depreciation relates to the depreciation on the assets of Acier Leroux and the new B&T Steel facility opened in the first quarter of 2004.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.  The metals distribution business experiences significant swings in cash flow to fund working capital.  Inventory and accounts receivable represent on average over 70% of our total assets employed and vary with the cycle.  At December 31, 2004, inventory and accounts receivable represented 80% of our total assets.

Accounts Receivable and Inventory
as a Percentage of Total Assets
(in thousands of dollars)	2004	2003	2002

Accounts receivable and inventory	$ 914,611	$ 551,952	$ 531,090
Total assets	1,146,481	790,619	695,594
% of total assets	80%	70%	76%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on our recent experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels.  The increased price of steel during 2004 resulted in a utilization of non-cash working capital of $202.7 million on an annualized revenue increase of approximately $900 million.  We anticipate payments in the first quarter of 2005 of approximately $110 million for income taxes and bonuses, which are included in non-cash working capital at December 31, 2004.  Adjusting for the $110 million means the revenue increase for 2004 required $35 million for each $100 million of sales.  When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce the borrowings under our bank credit facilities.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

	Quarters Ended

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
Inventory Turns	2004	2004	2004	2004	2003

Metals service centers	3.7	4.7	4.9	4.6	3.9
Energy tubular products	2.9	3.7	3.0	4.4	3.1
Steel distributors	3.3	4.6	4.7	5.6	7.1

Total	3.4	4.4	4.4	4.7	4.0

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Inventory increases during 2004 used cash of $260.9 million.  Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk.  We expect our service center operations to turn over its inventory at higher rates than the industry average.  Our metals service centers fourth quarter turns were 3.7, compared to 3.9 for the fourth quarter of 2003, but down from 4.7 in the third quarter of 2004.  The industry typically experiences its highest inventory levels and lowest shipments in the fourth quarter due to seasonal slowdowns in December.  Based on information published by the Metals Service Center Institute, Canadian service centers volumes declined 1% from last year for the month of December 2004.  The December decline was the fourth consecutive month of steel shipment declines.  Service centers in both Canada and the United States experienced the highest inventory levels of the year and inventory turns of 3.3 and 2.9 respectively in December 2004 according to the monthly Metals Activity Report published by the Metals Service Center Institute.  Lower shipment levels in the fourth quarter of 2004 compared to the third quarter of 2004 were the primary driver of the decline in our turns for the fourth quarter.  Our metals service centers inventory based on tons was lower at year-end than it was a year ago.

The decline in turns for the energy tubular products and steel distributors in the fourth quarter of 2004 was caused by a ramp up in inventory levels to support higher anticipated shipments in the first quarter of 2005 and normal seasonal build ups.  It is expected that these inventory levels will be significantly reduced in the first quarter of 2005.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable have increased $122.8 million related to increased revenues in 2004.  Accounts payable increased $128.4 million related to higher inventory purchases and bonus accruals, which represents a source of funds during 2004.

During 2004, we utilized cash of $25.4 million on capital expenditures, $25.0 million on common share dividends and $0.6 million on preferred share dividends, which were redeemed during the first quarter of 2004.  During 2003, we utilized cash of $34.9 million on capital expenditures, $11.6 million on common share dividends and $2.3 million on preferred share dividends.

Debt and Credit Facilities

During the first quarter of 2004, we completed a public offering of common shares for net proceeds of $49.3 million and issued US$175 million 6.375% Senior Notes due in 2014.  The net proceeds have been used to redeem US$115.6 of the 10% Senior Notes, our $30 million 8% debentures, our outstanding preferred shares of $30 million and to pay down our bank facility.  As a result of the debt redemptions, we have no principal payments due until March 2014.

We manage our cash position based on bank borrowings net of cash.  Our bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities
	Russel Metals	U.S. Subsidiary
($ millions)	Facility	Facility	Total

Bank loans	$ 13.0	$ -	$ 13.0
Outstanding cheques (on deposit)	20.2	(0.6)	19.3

Net borrowings (cash)	33.2	(0.6)	32.3
Letters of credit	35.1	17.5	52.6

	$ 68.3	$ 16.9	$ 84.9

Facilities availability	$ 200.0	$ 54.2	$ 254.2

We completed a new bank facility on October 29, 2004, in which we reduced the facility to $200 million from $252.8 million to reduce standby fees on unused availability.  This facility is with a syndicate of Canadian and U.S. banks and expires on October 29, 2007.  We are entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $200 million.  At December 31, 2004, we were entitled to borrow $200 million, including letters of credit under this facility. At December 31, 2004, we had borrowings of $13.0 million and had $35.1 million in letters of credit under this facility.  At December 31, 2003, we had $79.0 million of borrowings and had $25.7 million in letters of credit under our previous facility.  Our bank facility can be extended annually.

In addition, certain U.S. subsidiaries have their own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At December 31, 2004, these subsidiaries had no borrowings and letters of credit of US$14.6 million.  At December 31, 2003, these subsidiaries had no borrowings and letters of credit of US$9.4 million.

Cash generated from operating activities before working capital changes has averaged approximately $45 million over the three calendar years prior to 2004 and is $210.7 million for 2004.  The maximum borrowing under our bank facilities is approximately $254 million, of which approximately $169 million was unutilized at December 31, 2004.  We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2005.  During 2004, the rapid growth in sales required additional working capital funding of $202.7 million.  Increased profitability enabled us to finance the majority of this working capital growth.  The working capital increase and the payments of approximately $110 million during the first quarter of 2005 needed to support the $900 million in revenue will utilize the majority of our current bank facilities.  We approached our banking syndicate for an additional one year facility of $50 million to allow for working capital needs over that period.  This facility was approved and will be finalized by the end of February 2005.

We have made several acquisitions over the last four years and we believe we can continue to grow by acquisition.  We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required.  We currently have very low financial leverage with a debt to equity ratio of 0.5.  Due to the high level and quality of accounts receivable and inventory we could also select to finance working capital growth and acquisitions through an asset-backed facility.

Contractual Obligations

As at December 31, 2004, we were contractually obligated to make payments under our long-term debt agreements and operating lease obligations that come due during the following periods.

(in thousands	Long-Term	Cross Currency	Long-Term	Lease
of dollars)	Debt Maturities	Swaps	Debt Interest	Obligations	Total

2005	$ -	$ -	$ 15,400	$ 8,880	$ 24,280
2006	-	-	15,400	6,788	22,188
2007	-	-	15,400	5,295	20,695
2008	-	-	15,400	3,346	18,746
2009	-	-	15,400	2,736	18,136
2010 and beyond	220,630	11,440	64,167	6,097	302,334

Total	$ 220,630	$ 11,440	$ 141,167	$ 33,142	$ 406,379

The fixed interest cross currency swaps obligate us to purchase US$100 million at 1.3180 for each U$1.00. Based on the year end exchange rate, we would incur an obligation of $11.4 million in addition to our long-term debt obligation of $220.6 million. The long-term debt interest in the above table is net of the swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the table above and foreign exchange contracts to hedge our U.S. dollar purchases.  The fair value of the foreign exchange contracts at December 31, 2004 approximates the contract value.

We have multiple defined benefit pension plans in Canada, as disclosed in Note 13 to the 2004 annual financial statements included in the annual report.  The Company expects to contribute approximately $5.2 million to these plans during 2005.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers.  As the distribution segment's share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, our aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth.  This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy.  We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful.  We will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risks

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Outlook

It is extremely difficult to forecast what 2005 will look like, especially coming off the record setting year of 2004.  Our results in 2005 will be influenced by whether the steel producing sector has actually turned the corner and evolved into a business, emphasizing profits, or was it merely reacting to the circumstances that created the environment that supported the results of 2004.  Either way, our focus will remain true to our model.  We will minimize working capital and actively manage product gross margins.  We believe that our operating costs and our inventory levels were contained as prices increased during 2004, and we are well positioned to respond to the inevitable fluctuations in the market during 2005 and if a decline occurs, we will have a positive cash flow.

All three operating segments experienced record profits in 2004, which we foresee declining in 2005.  To what degree is not clear; however, the estimated $63 million in inventory holding gains realized in 2004 will not be duplicated in 2005.

The energy tubular products segment experienced strong results in the second half of 2004 and the current indications are that this strength will continue into 2005.

We are confident this Company will continue to perform in the top decile of the industry regardless of steel pricing and demand for 2005 and if a decline occurs, we will have a positive cash flow.

Dated February 24, 2005.